

December 17, 2015

<u>Via E-Mail</u>
David Shapiro, Esq.
Wachtell, Lipton, Rosen & Katz
52 West 52nd Street
New York, New York 10019

> **Re: RealD Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed on November 27, 2015**
> **File No. 1-34818**
>
> **Schedule 13E-3**
> **Filed on November 27, 2015**
> **File No. 5-85582**

Dear Mr. Shapiro:

We have reviewed the above filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the filing persons' disclosure.

Please respond to this letter by amending the filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to the filing persons' facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to the filings and the information you provide in response to these comments, we may have additional comments. All defined terms used here have the same meaning as in the preliminary proxy statement.

Schedule 13E-3

1.   Please add Michael Lewis and The MVL Trust Dated August 3, 2010 to the cover page of the Schedule 13E-3 along with the other filing persons currently listed. We note that both Mr. Lewis and the Trust are currently signatories to the schedule.

Preliminary Proxy Statement

General

2.   Please file the form of proxy. Please also revise the proxy statement and form of proxy, when filed, to clearly mark them as "Preliminary Copies." Please refer to Rule 14a-6(e)(1).

Reasons for the Merger, page 25

3.   Revises the discussion in the third bullet point beginning with the phrase "that the current and historical market prices…" As currently written, it appears that the phrase is missing some language to make it comprehendible.

Opinion of Moelis & Company LLC, page 30

4.   We note that page B-3 of Moelis' written opinion indicates that the opinion "is for the use and benefit of the Board (in its capacity as such) in its evaluation of the Transaction and may not be disclosed without our prior written consent." Disclose that Moelis has consented to use of the opinion in the document.

Financial Analyses of the Company, page 32

5.   The first paragraph on page 36 indicates that certain selected transactions were excluded for valuation purposes as a result of Moelis discovering that the multiples for such transactions "were not meaningful." Please expand to clarify.

Miscellaneous, page 37

7.   Refer to the first paragraph on page 38. We note the statement that Moelis has provided investment banking and other services to the Company and equity holders of Purchaser (or their respective affiliates) unrelated to the merger and has received compensation for such services. The disclosure does not provide a quantitative description of the fees paid in the past two years or to be paid to Moelis or its affiliates by RealD or its affiliates. Please revise the proxy statement to provide such disclosure. Refer to Item 1015(b)(4) of Regulation M-A.

Projected Financial Information, page 48

8.   The discussion of the various projections disclosed on pages 50 through 60 indicates that in several cases, a full set or more fulsome set of projections was provided. However, it appears that only a summary of each set of projections is disclosed. Please advise what was excluded from the information actually disclosed in the proxy statement and why. Please also confirm that the disclosed projections include all material information

necessary for shareholders to make a reasonably informed investment decision regarding the Rule 13e-3 transaction.

9.   Please disclose or confirm you have disclosed the material assumptions underlying the projections included in this section.

<u>May Case, page 52</u>

10.   Disclosure on page 54 references in two places a "hypothetical scenario." Please revise to describe the scenario and related assumptions.

*   *   *   *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the filing persons are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide a written statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions to me at (202) 551-3444. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

/s/ Perry J. Hindin

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions